

April 20, 2011

Via U.S. Mail

Eric S. Rosenfeld
Chairman and Chief Executive Officer
Trio Merger Corp.
825 Third Avenue, 40th Floor
New York, New York 10022

      Re: Trio Merger Corp.
             Registration Statement on Form S-1, as amended by
             Amendment No. 1
             Filed April 13, 2011
             File No. 333-172836

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment four from our letter dated April 8, 2011. Please revise to disclose prominently that a working capital condition may require you to redeem a significantly smaller amount of your public shares than the current requirement that lets you redeem up to one share less than 90% of your public shares. We also note you have not complied with the second part of comment four; we reissue it. Where you compare your 90% redemption threshold to the equivalent threshold used by most blank check companies, please also disclose the amount of common shares for which you will seek to redeem through a tender offer may be lower than the threshold used by most blank check companies.

The Offering, page 5

2.   We note from page 13 that you have a 10b5-1 plan that will commence 61 days after the date of the prospectus and end on the earlier of the date immediately prior to the vote held to approve a business combination or your determination to commence a tender offer. However, Rule 14e-5 requires the plan to end upon your announcement of the business combination. Revise accordingly.

Our officers and directors will allocate their time to other businesses…, page 24

3.   We note your response to comment 20 from our letter dated April 8, 2011. We understand your disclosure on page 55 that your executive officers are not obligated to devote any specific number of hours to your business and only intend to devote as many hours as they deem necessary. Further, we understand the hours the two executive officers will devote to your company will depend on whether a target is selected and the stage of negotiations. Nevertheless, we note Mr. Rosenfeld completed two acquisitions, Hill and Primoris, with two prior blank check companies. Based on this experience, please explain how many hours management will devote to your business and their other businesses. We understand your estimation is subject to your officers and directors not being required to spend any specific amount of time on your affairs but being required to spend the time they believe is necessary.

    You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

                            Sincerely,

                            /s/ Celeste M. Murphy

                            for Larry Spirgel
                            Assistant Director

cc: Via facsimile to 212-818-8881
       David Alan Miller, Esq.